UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Name of Subject Company)

EMBRATEL PARTICIPAÇÕES S.A.
(Offeror)
(Name of Filing Persons)

Common Shares, no par value,
Preferred Shares, no par value, and
American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Common Shares)
N/A (Preferred Shares)
64109T201 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Isaac Berensztejn
Chief Financial Officer
Empresa Brasileira de Telecomunicações S.A. – Embratel
Av. Presidente Vargas, n° 1012
20071-002 Rio de Janeiro, RJ, Brazil
Telephone: (55) 21 2121-3636

with copies to

Nicolas Grabar, Esq.
Neil Whoriskey, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Neither Embratel Participações S.A. (“Embrapar”) nor any of its affiliates has commenced the tender offer to which this communication relates.  In connection with the proposed transaction, Embrapar will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. Shareholders of Net Serviços de Comunicação S.A. (“Net”) may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by Embrapar with the SEC at the SEC’s website at www.sec.gov.

While the offer will be made to all holders of Net common and preferred shares, including holders of preferred shares represented by American Depositary Shares, the offer will not be made or directed to, nor will deposits of Net common or preferred shares be accepted from or on behalf of, holders of Net common or preferred shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, Embrapar may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

On March 5, 2012, Embrapar issued a press release announcing the acquisition of the indirect control of Net and Embrapar’s intention to commence a tender offer for all of the outstanding common and preferred shares, including preferred shares represented by American Depositary Shares, of Net that are not already owned, directly or indirectly, by Embrapar.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Embrapar press release, issued on March 5, 2012 (English translation).

EXHIBIT INDEX

(a)(1)(i)	Embrapar press release, issued on March 5, 2012 (English translation).